SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        RULE 13E-1 TRANSACTION STATEMENT

        Pursuant to Section 13(e) of the Securities Exchange Act of 1934

                               DIME BANCORP, INC.
                                (Name of Issuer)


                               DIME BANCORP, INC.
                      (Name of Person(s) Filing Statement)

   2,469,100 shares of Common Stock, Par Value $0.01 per Share (including the associated preferred stock purchase rights)
                (Title and Number of Securities to be Purchased)

                                     25429Q
                      (CUSIP Number of Class of Securities)

                              James E. Kelly, Esq.
                                 General Counsel
                               Dime Bancorp, Inc.
                                589 Fifth Avenue
                                    3rd Floor
                            New York, New York 10017
                                 (212) 326-6170
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                             Mitchell S. Eitel, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                            Calculation of Filing Fee

   Transaction Value                                      Amount of Filing Fee
   -----------------                                      --------------------
      $45,061,075                                               $9,012.22*

--------------------

* Pursuant to Rule 0-11 promulgated under the Exchange Act, the amount of the filing fee has been calculated by multiplying the value of the securities to be acquired by 1/50 of one percent.

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1.   THE TITLE AND NUMBER OF SECURITIES TO BE PURCHASED.

         Dime Bancorp, Inc., a Delaware corporation ("Dime"), intends to purchase 2,469,100 shares of its common stock, par value $0.01 per share ("Dime Common Stock").

         The purchase will be effected pursuant to a right of first refusal granted by Hudson United Bancorp, a New Jersey corporation ("Hudson"), to Dime as part of the Termination, Option Cancellation and Settlement Agreement, dated April 28, 2000 (the "Termination Agreement"). The Termination Agreement was included as Exhibit 10.1 to the Current Report on Form 8-K that Dime filed with the Securities and Exchange Commission on May 1, 2000.

         The first sentence of Section 6.2 of the Termination Agreement provides that:

     "If Hudson elects to dispose of all or a substantial part of the [the shares of Dime Common Stock from time to time owned by it or its subsidiaries] (whether under Section 6.1 or otherwise), Hudson shall notify Dime of its election orally, with a faxed confirmation, before 10:00 A.M. on any business day and pursuant to such notice such shares first shall be offered to Dime for purchase at the closing price of Dime's Common Stock on the New York Stock Exchange on the day before giving such notice for a period ending at 10:00 A.M. on the business day after giving such notice."

At about 9:08 a.m. yesterday, Dime received the following notice from the Chairman, President and Chief Executive Officer of Hudson (the "9:08 a.m. Letter"):

     "I hereby notify you under Section 6.2 of the Termination, Option Cancellation and Settlement Agreement dated April 28, 2000 that we elect to dispose of all of our shares of Dime common stock (2,469,100 shares). We offer these shares to you at Friday's closing price of $18.25. This offer is valid until 10:00 a.m. tomorrow. Please notify us of your intentions at your earliest convenience."

Promptly after the filing of this Rule 13e-1 Transaction Statement, Dime intends to accept Hudson's offer and, in that regard, respond orally and by fax to Hudson before 10:00 a.m. today as follows:

     "We accept your offer to purchase 2,469,100 shares of Dime common stock at a price of $18.25 pursuant to Section 6.2 of the Termination, Option Cancellation and Settlement Agreement dated April 28, 2000 and your letter dated May 30, 2000 (both of which provide that your offer to us

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

     continues until 10:00 a.m. today). We expect to close on Friday, June 2, 2000."

         At about 6:08 p.m. and 6:11 p.m., yesterday, Dime received two letters from an executive officer of Hudson to the following effect (the "Evening Letters"):

     "I hereby notify you that the offer made by letter dated May 30, 2000 to sell 2,469,100 shares of Dime Bancorp to Dime at $18.25 per share is rescinded" [6:08 p.m. letter]

     "I hereby notify you under Section 6.2 of the Termination, Option Cancellation and Settlement Agreement dated April 28, 2000 that we elect to dispose of all of our shares of Dime common stock (2,469,100 shares). We offer these shares to you at Monday's closing price of $18.50. Please notify us of your intentions at your earliest convenience." [6:11 p.m. letter]

         Pursuant to the terms of the Termination Agreement and Hudson's 9:08 a.m. Letter, Dime does not believe that the Evening Letters have any effect. Accordingly, Dime believes it has the right to purchase 2,469,100 shares of Dime Common Stock on June 2, 2000 at $18.25 per share.


2. NAMES OF THE PERSONS OR CLASS OF PERSONS FROM WHOM THE ISSUER WILL PURCHASE THE SECURITIES.

         The securities will be purchased from Hudson.


3. THE NAME OF ANY EXCHANGE, INTER-DEALER QUOTATION SYSTEM OR ANY OTHER MARKET ON OR THROUGH WHICH THE SECURITIES WILL BE PURCHASED.

         The securities will be purchased directly from Hudson in a privately negotiated transaction, as described in the response to Item 1 above, and not on or through any exchange, inter-dealer quotation system or any other market.


4.   THE PURPOSE OF THE PURCHASE.

         Dime has decided to exercise its right of first refusal under the Termination Agreement and purchase all of Hudson's shares of Dime Common Stock. Dime intends to use the shares of Dime Common Stock purchased to offset shares

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

issuable under its employee benefit plans and may also use them for general corporate purposes.


5. WHETHER THE ISSUER WILL RETIRE THE SECURITIES, HOLD THE SECURITIES IN ITS TREASURY, OR DISPOSE OF THE SECURITIES. IF THE ISSUER INTENDS TO DISPOSE OF THE SECURITIES, DESCRIBE HOW IT INTENDS TO DO SO.

         Dime intends to hold the shares of Dime Common Stock purchased in treasury. As contemplated in response to Item 4 above, they may be reissued at a future date.


6. THE SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION TO BE USED TO MAKE THE PURCHASE. IF THE ISSUER BORROWS ANY FUNDS OR OTHER CONSIDERATION TO MAKE THE PURCHASE OR ENTERS ANY AGREEMENT FOR THE PURPOSE OF ACQUIRING, HOLDING, OR TRADING THE SECURITIES, DESCRIBE THE TRANSACTION AND AGREEMENT AND IDENTIFY THE PARTIES.

         Pursuant to the Termination Agreement, the total consideration for the shares of Dime Common Stock to be purchased is $45,061,075. Dime currently expects to pay the total consideration out of working capital, which it intends to fund by means of a dividend from its wholly owned subsidiary, The Dime Savings Bank of New York, FSB.


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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 DIME BANCORP, INC.


                                                 By:   /s/ James E. Kelly
                                                    ---------------------
                                                     Name: James E. Kelly
                                                     Title: General Counsel


Dated:  May 31, 2000


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